Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: St. Jude Medical, Inc.

Registration No. 333-212002

Date: December 30, 2016

News Release

Abbott Acquisition of St. Jude Medical Set to Close on January 4, 2017

•                 CREATES A PREMIER MEDICAL DEVICE BUSINESS WITH LEADING POSITIONS IN CARDIOVASCULAR AND NEUROMODULATION MARKETS

•                 ESTABLISHES A POWERFUL PIPELINE OF NEXT-GENERATION DEVICES AND TECHNOLOGIES

ABBOTT PARK, Ill., Dec. 30, 2016 — Abbott announced today it intends to close the acquisition of St. Jude Medical, Inc., on Wednesday, Jan. 4, 2017. The announcement follows receipt of all regulatory clearances necessary for closing.

The transaction establishes Abbott as a leader in the medical device arena and provides expanded opportunities for future growth. The addition of St. Jude Medical is an important part of the company’s ongoing effort to develop a strong, diverse portfolio of devices, diagnostics, nutritionals and branded generic pharmaceuticals.

“We continue to deliberately shape our business for long-term success by securing leadership positions in attractive markets and focusing on customer needs,” said Miles D. White, chairman and chief executive officer, Abbott. “This philosophy has served as the foundation for significant and sustainable value creation for our shareholders. The addition of St. Jude Medical creates one of the broadest medical device portfolios in the world and provides a steady stream of new technologies and therapies for many years to come.”

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Strategic Fit

St. Jude Medical’s strong positions in fast-growing areas such as atrial fibrillation, heart failure, structural heart and chronic pain complement Abbott’s leading positions in coronary interventions and mitral valve disease. Together, the company will compete in nearly every area of the $30 billion cardiovascular market and hold the No. 1 or 2 positions across large and high-growth cardiovascular device markets. This leading combined portfolio will have the depth, breadth, scale and innovation to help patients restore their health, improve outcomes and deliver greater value to customers and payors. Furthermore, the acquisition balances and strengthens the Abbott portfolio, which includes leading positions across all of its four core businesses.

Breakthrough Invention

Abbott will have a powerful pipeline across cardiovascular and neuromodulation patient care ready to deliver next-generation medical technologies and offer improved efficiencies for health care systems around the world. In fact, Abbott will continue to bring numerous new products to key markets during the coming years, including:

•                  EnSite Precision™ (which received U.S. FDA approval this month) next-generation cardiac mapping system to visualize and navigate catheters in the heart during ablation procedures

•                  ConfirmRx™ Implantable Cardiac Monitor to help physicians remotely diagnose and treat the most difficult to detect cardiac arrhythmias

•                  HeartMate 3®, which offers physicians more options for patients with advanced stage heart failure

•                  Portico™ Transcatheter Aortic Heart Valves for patients with severe aortic stenosis — the narrowing of the aortic valve that obstructs blood flow from the heart

•                  Proclaim™ DRG system and other stimulation waveform technologies to provide more options for patients with chronic pain

•                  Absorb™, the world’s first bioresorbable coronary stent and MitraClip®, the world’s first transcatheter mitral-valve repair device in additional countries

“Customers today want partners who offer breakthrough technologies along with a broad portfolio of solutions to help them better care for their patients,” said Mr. White. “Our powerful and complementary medical device portfolio and industry-leading new product pipeline will help us be that partner, uniquely positioning us to win in the marketplace.”

Delivering Value

Together, the combined cardiovascular and neuromodulation portfolio has annual sales of approximately $8.7 billion.

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The acquisition of St. Jude Medical is expected to be accretive to Abbott’s adjusted earnings per share in the first full year and increasing thereafter, with approximately 21 cents of accretion in 2017 and an estimated 29 cents in 2018. The combination is anticipated to result in annual pre-tax synergies of $500 million by 2020, including both sales and operational benefits.1

About Abbott

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 74,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

— Private Securities Litigation Reform Act of 1995 —

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical’s operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical’s business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,” in each of Abbott’s Annual Report on Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical’s Annual Report on Form 10-K for the fiscal year ended Jan. 2, 2016, respectively, and under the heading “Risk Factors” in Abbott’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, and St. Jude Medical’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016, which are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

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1  Adjusted earnings per share excludes specified items such as amortization of acquired intangibles, inventory step-up, restructuring costs and other costs incurred to execute the transaction. Adjusted EPS is a non-GAAP financial measure and should not be considered a replacement for GAAP results.

Additional Information

In connection with the proposed transaction, Abbott has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party may file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement was declared effective on September 26, 2016, and the definitive proxy statement/final prospectus was first mailed to St. Jude Medical shareholders of record as of September 16, 2016 on or about September 26, 2016. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus, and to carefully read other relevant documents filed with the SEC in their entirety when they become available, because they will contain important information.  Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention: Investor Relations, or by telephone at (224) 667-8945.

The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

Abbott Media:

Darcy Ross, +1 (224) 667-3655

Elissa Maurer, +1 (224) 668-3309

Abbott Financial:

Scott Leinenweber, +1 (224) 668-0791

Michael Comilla, +1 (224) 668-1872

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